Exhibit 3.1

AMENDMENT TO THE SECOND AMENDED AND RESTATED BYLAWS

OF

ODYSSEY MARINE EXPLORATION, INC.

(A Nevada corporation)

Effective as of August 10, 2017

ARTICLE IX—INAPPLICABILITY OF CONTROLLING INTEREST STATUTES

Notwithstanding any other provision in these Bylaws to the contrary, and in accordance with the provisions of Section 78.378 of the Nevada Revised Statutes, the provisions of the Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Company shall not apply to the any acquisition of a controlling interest by Minera del Norte S.A. de C.V, Epsilon Acquisitions LLC or any of their respective affiliates.